82-4211

GRUPO CONTINENTAL, S. A.

03007682

March 10, 2003.

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 12) of Grupo Continental, S.A., as of December 31, 2002.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

Very truly yours,

Carlos Valdés Govea
Vicepresidente Ejecutivo
Administración

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Encl.
CVG'regs
GC'15

Avenida Hidalgo 2303 • C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 • C.P. 89000 Tampico, Tamaulipas, México
Teléfono (833) 241-25-00 • Fax (833) 241-25-77
Correo Electrónico: info@contal.com

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CONTAL** Quarter: 4 Year: 2002 **82-4211**

GRUPO CONTINENTAL, S.A.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

03 MAR 25 AM 7:21

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**8,733,230**	**100**	**8,221,005**	**100**
2	**CURRENT ASSETS**	**3,462,589**	**40**	**3,129,297**	**38**
3	CASH AND SHORT-TERM INVESTMENTS	2,335,933	27	1,802,783	22
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	241,452	3	221,866	3
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	68,652	1	311,440	4
6	INVENTORIES	816,552	9	793,208	10
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**811,329**	**9**	**787,468**	**10**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	776,975	9	753,136	9
11	OTHER INVESTMENTS	34,354	0	34,332	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,775,940**	**43**	**3,546,766**	**43**
13	PROPERTY	2,273,211	26	2,139,187	26
14	MACHINERY AND INDUSTRIAL	2,252,101	26	2,150,480	26
15	OTHER EQUIPMENT	2,017,860	23	1,980,892	24
16	ACCUMULATED DEPRECIATION	2,858,173	33	2,739,271	33
17	CONSTRUCTION IN PROGRESS	90,941	1	15,478	0
18	**DEFERRED ASSETS (NET)**	**681,708**	**8**	**755,796**	**9**
19	**OTHER ASSETS**	**1,664**	**0**	**1,678**	**0**
20	**TOTAL LIABILITIES**	**1,840,571**	**100**	**2,052,339**	**100**
21	**CURRENT LIABILITIES**	**708,159**	**38**	**813,019**	**40**
22	SUPPLIERS	313,298	17	384,314	19
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	128,809	7	111,065	5
26	OTHER CURRENT LIABILITIES	266,052	14	317,640	15
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**904,041**	**49**	**985,478**	**48**
32	**OTHER LIABILITIES**	**228,371**	**12**	**253,842**	**12**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**6,892,659**	**100**	**6,168,666**	**100**
34	**MINORITY INTEREST**	**2,695**		**5,135**	
35	**MAJORITY INTEREST**	**6,889,964**	**100**	**6,163,531**	**100**
36	**CONTRIBUTED CAPITAL**	**814,955**	**12**	**814,635**	**13**
37	PAID-IN CAPITAL STOCK (NOMINAL)	15,000	0	15,000	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	766,631	11	766,631	12
39	PREMIUM ON SALES OF SHARES	33,324	0	33,004	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**6,075,009**	**88**	**5,348,896**	**87**
42	RETAINED EARNINGS AND CAPITAL RESERVE	6,083,694	88	5,504,018	89
43	REPURCHASE FUND OF SHARES	231,635	3	213,132	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,507,385)	(22)	(1,531,248)	(25)
45	NET INCOME FOR THE YEAR	1,267,065	18	1,162,994	19

82-4211

STOCK EXCHANGE CODE: **CONTAL** QUARTER: **4** YEAR: **2002**

GRUPO CONTINENTAL, S.A.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,335,933**	**100**	**1,802,783**	**100**
46	CASH	56,244	2	102,894	6
47	SHORT-TERM INVESTMENTS	2,279,689	98	1,699,889	94
18	**DEFERRED ASSETS (NET)**	**681,708**	**100**	**755,796**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	176,229	26	217,361	29
49	GOODWILL	505,479	74	538,435	71
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**708,159**	**100**	**813,019**	**100**
52	FOREING CURRENCY LIABILITIES	8,239	1	11,659	1
53	MEXICAN PESOS LIABILITIES	699,920	99	801,360	99
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**266,052**	**100**	**317,640**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	266,052	100	317,640	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**904,041**	**100**	**985,478**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	904,041	100	985,478	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**228,371**	**100**	**253,842**	**100**
68	RESERVES	228,371	100	253,842	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,507,385)**	**100**	**(1,531,248)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,507,385)	(100)	(1,531,248)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	2,754,430	2,316,278
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	64	64
75	EMPLOYERS (*)	4,972	4,953
76	WORKERS (*)	9,381	9,111
77	CIRCULATION SHARES (*)	749,980,000	748,713,200
78	REPURCHASED SHARES (*)	20,000	1,286,800

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**9,760,967**	**100**	**9,828,409**	**100**
2	COST OF SALES	4,256,527	44	4,351,709	44
3	**GROSS INCOME**	**5,504,440**	**56**	**5,476,700**	**56**
4	OPERATING	3,593,716	37	3,543,753	36
5	**OPERATING INCOME**	**1,910,724**	**20**	**1,932,947**	**20**
6	TOTAL FINANCING COST	(116,751)	(1)	(46,747)	0
7	**INCOME AFTER FINANCING COST**	**2,027,475**	**21**	**1,979,694**	**20**
8	OTHER FINANCIAL OPERATIONS	(22,311)	0	(35,848)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,049,786**	**21**	**2,015,542**	**21**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	892,604	9	965,535	10
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,157,182**	**12**	**1,050,007**	**11**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	107,443	1	85,440	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,264,625**	**13**	**1,135,447**	**12**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,264,625**	**13**	**1,135,447**	**12**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	(27,782)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,264,625**	**13**	**1,163,229**	**12**
19	NET INCOME OF MINORITY INTEREST	(2,440)	0	235	0
20	**NET INCOME OF MAJORITY INTEREST**	**1,267,065**	**13**	**1,162,994**	**12**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL** QUARTER: **4** YEAR: **2002**
GRUPO CONTINENTAL, S.A.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**9,760,967**	**100**	**9,828,409**	**100**
21	DOMESTIC	9,760,479	100	9,826,942	100
22	FOREIGN	488	0	1,467	0
23	TRANSLATED INTO DOLLARS (***)	50	0	149	0
6	**TOTAL FINANCING COST**	**(116,751)**	**100**	**(46,747)**	**100**
24	INTEREST PAID	13,899	12	19,745	42
25	EXCHANGE LOSSES	999	1	56,167	120
26	INTEREST EARNED	84,269	72	134,237	287
27	EXCHANGE PROFITS	137,014	117	32,735	70
28	GAIN DUE TO MONETARY POSITION	89,634	77	44,313	95
8	**OTHER FINANCIAL OPERATIONS**	**(22,311)**	**100**	**(35,848)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(22,311)	(100)	(35,848)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**892,604**	**100**	**965,535**	**100**
32	INCOME TAX	726,881	81	688,056	71
33	DEFERED INCOME TAX	(33,299)	(4)	50,304	5
34	WORKERS' PROFIT SHARING	199,301	22	226,834	23
35	DEFERED WORKERS' PROFIT SHARING	(279)	0	341	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL** QUARTER: 4 YEAR: 2002

GRUPO CONTINENTAL, S.A.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	9,865,011	9,924,192
37	NET INCOME OF THE YEAR	1,257,460	1,094,971
38	NET SALES (**)	9,760,967	9,828,409
39	OPERATION INCOME (**)	1,910,724	1,932,947
40	NET INCOME OF MAYORITY INTEREST(**)	1,267,065	1,162,994
41	NET CONSOLIDATED INCOME (**)	1,264,625	1,163,229

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,264,625**	**1,163,229**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	169,960	248,447
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,434,585**	**1,411,676**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(24,787)	(238,081)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,409,798**	**1,173,595**
6	CASH FLOW FROM EXTERNAL FINANCING	184,643	(94,298)
7	CASH FLOW FROM INTERNAL FINANCING	(583,317)	(407,175)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(398,674)**	**(501,473)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(477,974)**	**(152,102)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	533,150	520,020
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,802,783	1,282,763
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,335,933	1,802,783

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**169,960**	**248,447**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	307,977	294,137
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	12,027	16,624
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(150,044)	(62,314)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(24,787)**	**(238,081)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	65,382	(96,538)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	14,691	(61,346)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	0	0
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(71,016)	(20,929)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(33,844)	(59,268)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**184,643**	**(94,298)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	78,488	33,688
26	+ OTHER FINANCING	157,820	58,557
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(51,665)	(186,543)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(583,317)**	**(407,175)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(583,317)	(407,175)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(477,974)**	**(152,102)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	1,453	253,054
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(491,377)	(376,660)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	11,950	(28,496)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	12.96	%	11.84	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	18.39	%	18.87	%
3	NET INCOME TO TOTAL ASSETS (**)	14.48	%	14.15	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	51.12	%	38.48	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(7.09)	%	(3.81)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.12	times	1.20	times
7	NET SALES TO FIXED ASSETS (**)	2.59	times	2.77	times
8	INVENTORIES ROTATION (**)	5.21	times	5.49	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	8	days	7	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	21.08	%	24.96	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.27	times	0.33	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.45	%	0.57	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	137.47	times	97.90	times
16	NET SALES TO TOTAL LIABILITIES (**)	5.30	times	4.79	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	4.89	times	3.85	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.74	times	2.87	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.88	times	1.52	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	329.86	%	221.74	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	14.70	%	14.36	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.25)	%	(2.42)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	101.43	times	59.44	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(46.31)	%	18.80	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	146.31	%	81.20	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	102.80	%	247.64	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.69		$	1.55	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	1.69		$	1.51	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	9.19		$	8.23	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.75		$	0.50	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		1.85	times		1.73	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		10.06	times		9.19	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

S-32 OTHER LIABILITIES:

PENSION PLAN AND SENIORITY PREMIUMS LIABILITIES DERIVED OF THE APPLICATION OF THE BULLETIN D-3 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS:

PENSION PLAN	$ 170,716
SENIORITY PREMIUMS	57,655
	$ 228,371

S-42 RETAINED EARNINGS AND CAPITAL RESERVE

RETAINED EARNINGS	$ 6,040,628
LEGAL RESERVE	43,066
	$ 6,083,694

S-43 REPURCHASE FUND OF SHARES

THE COMPANY HAS ESTABLISCHED A REPURCHASE FUND OF ITS SHARES, WHICH IS SHOWED IN THE ITEM S-43 OF THE FINANCIAL STATEMENTS, AS FOLLOWS:

SUMMARY:

HISTORICAL VALUE RESERVE	$ 150,000
SURPLUS FROM RESTATEMENT	81,973
REPURCHASE, NET	(337)
PAIN COMMISIONS	(1)
TOTAL	$ 231,635

AT DECEMBER 31, 2002, THE COMPANY OWNS 20,000 REPURCHASE FUND OF SHARES. THE LIMIT RELOCATION WIL BE AT DECEMBER 2003.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

S-71 INCOME FROM NON-MONETARY POSITION ASSETS

INCOME FROM NON-MONETARY POSITION ASSETS	$ (565,858)
EFFECT ACUMULATED DEFERRED INCOME TAXES	(941,527)
	$ (1,507,385)

S-31 DEFERRED CREDITS

S-66 DEFERRED INCOME TAXES

R-10 RESERVE FOR TAXES AND WORKERS´PROFIT SHARING

THIS INCLUDE A LIABILITIES BY:

DEFERRED INCOME TAXES (D-4)	$ 797,218
DEFERRED INCOME TAXES FISCAL	105,345
STATUTORY EMPLOYEES PROFIT SHARING (D-4)	1,478
	$ 904,041

EFFECTIVE JANUARY 1ST. 2002, THE CHANGES TO THE INCOME TAX REPRESENT A GRADUAL DECREASE TO THE INCOME TAX RATE FROM 35% ON 2002 TO 32% ON 2005. THE ACCUMULATED EFFECT AT THE BEGINNING OF 2002 WAS OF 44 MILLIONS OF PESOS, REDUCING THE LIABILITY OF DEFERRED INCOME TAXES RECOGNIZED A CREDIT TO THE NET INCOME FOR THE YEAR.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

ECONOMIC OVERVIEW

The increase of potential war conflicts in Iraq, North Korea and political problems in Venezuela have provoked an increase in volatility in the world economy. In Mexico, although the net assets held by the country represent a record figure of more than US$50,000 million dollars, the world environment continues to put pressure on inflation and the devaluation of the Peso.

The lack of a true tax reform and structural changes in the electricity and oil areas continues to delay the process of growth of the Mexican economy. The problems of the farming sector in connection with the NAFTA continue to provoke chaos due to its political "management".

OPERATION RESULTS

In the beverage industry, the year 2002 will be remembered for consolidations of the main brands and the start of the development of low-price brands.

The strategies we have applied in our Group are still focused on maximizing differentiation and having a high performance company with scale economies, diversification of brands and packaging, and taking special care of costs and expenses to achieve significant profitability margins, special attention to customers, and guarantee the life of the company in the long term.

During 2002, the sales volume, including allowances and samples was 343 million unit cases, 2.8% more than in 2001.

Net profits increased 8.9%, reaching Ps.$1,267 million, with a profit of Ps.$1.69 per share.

We released 328 new packages and/or products.

We have one of the best per capita consumptions in the world achieving 669 unit bottles of The Coca-Cola Company products.

We installed more than 13,000 new refrigeration equipment units, including refrigerators, fountain equipment and vending machines.

We implemented 8 promotional campaigns intended to encourage the loyalty of our customers and consumers, as well as 6 massive image events.

CAPITAL RESOURCES

Infrastructure investments made by our Group during the year amounted to Ps.$566 millions. They were made with funds derived from operation flow and include the modernization and extension of bottling lines for new products, refrigeration equipment, vehicles of different characteristics used in the distribution fleet, carbodies, service vehicles, freight lifts, land, construction of new production and distribution centers, computer infrastructure and network servers.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

LIQUIDITY

During 2002 the operation flow reached Ps.$2,219 million. The liquidity and leverage ratios continue to be excellent as reflected in the financial statements which form an integral part of this information.

Expressed in thousands of constant Mexican pesos as of December 31, 2002 (except as indicated)

1.- COMPANY'S ACTIVITIES

Grupo Continental, S. A. (the "Company") is a holding company of entities, which are principally engaged in the manufacture and sale of soft drinks and purified water. There are 17 franchises granted by The Coca-Cola Company, operating in seven states in Mexico.

The financial statements of Grupo Continental, S. A. have been prepared individually to comply with the legal requirements for an independent legal entity. The evaluation of the financial situation and the operating results of Grupo Continental, S. A. must be based on the consolidated financial statements that are included herein.

2.- BASIS OF CONSOLIDATION

The consolidated financial statements include the assets, liabilities and results of the Company and its subsidiaries, each of which is more than 50% owned by the Company. All material intercompany balances and transactions have been eliminated in consolidation. (See annex 3)

Effective January 2002, Equipo y Material Electrico, S. A. de C. V. was merged with Sociedad Industrial,
S. A. de C. V. The latter is the surviving company.

3.- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company, all of which are based on Mexican Generally Accepted Accounting Principles ("Mexican GAAP"), are summarized below:

a) Recognition of the effects of inflation

The financial statements of the Company and its consolidated subsidiaries recognize the effects of inflation in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information", and have been restated to constant December 31, 2002 Mexican pesos using the Mexican National Consumer Price Index ("NCPI"), published by the Banco de Mexico. The financial statements are therefore comparable with each other since each is stated in Mexican pesos of the same purchasing power.

b) Cash and cash equivalents

Cash and cash equivalents consist of cash and unsecured short-term investments with banks, which are payable on demand and bear interest at variable rates. The carrying amounts are stated at cost, which approximates its fair value. At December 31, 2002 and 2001, cash and cash equivalents include short-term cash investments of $ 2,279,690 and $ 1,699,888, respectively ($ 2,277,380 and $ 1,698,679, respectively, in the individual financial statements).

c) Inventories and cost of sales

Inventories are stated at the restated value of replacement and production, which does not exceed market value. Cost of sales is stated utilizing the replacement cost at time of sale.

d) Investments

The Company's investments in shares of subsidiaries and associated companies are valued by applying the equity method for purposes of presentation in the individual financial statements. Other investments in shares are expressed at the restated cost at the end of the year, applying factors derived from the NCPI.

e) Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost. Until 1996, fixed assets were restated based on appraisals performed by independent appraisers, in order to reflect the net replacement value. Effective 1997, the net replacement value at December 31, 1996, and the subsequent acquisitions are restated by applying factors derived from Mexico's NCPI. Depreciation is calculated using the straight-line method, based on the useful lives of the assets. (See Note 7)

f) Cost of cases and bottles

The inventory of cases and bottles is recorded at the lesser of deposit value or replacement cost. Broken cases and bottles are charged to income as sales or general expenses (bottles broken during production are charged to cost of sales). These charges to results are not materially different from the results that would be obtained if the Company amortized these bottles and cases over their estimated useful lives of approximately four years. (1.5 years for plastic bottles and 4 years for polycarbonate 20-liter bottles).

The cost of cases and bottles provided to retailers at no charge, in connection with promotional campaigns for new container sizes (net of the amount of such costs paid by The Coca-Cola Company pursuant to cooperative marketing arrangements) is capitalized and is included in other non-current assets in the consolidated balance sheet and it is amortized over their

estimated useful life mentioned in the preceding paragraph and charged to the advertising and promotional expenses. At December 31, 2002 and 2001, cases and bottles provide to retailers in connection with promotional campaigns, net of its corresponding accumulated amortization, amounted to $ 10,237 and $ 11,225, respectively.

g) Goodwill

Goodwill is difference of the amount paid and the book value of shares of subsidiaries and associated companies acquired. It is restated by applying factors derived from the Mexican NCPI to historical amounts. Goodwill is amortized on a straight-line method in a period not exceeding 20 years. At December 31, 2002 and 2001, the accumulated goodwill, net of amortization, amounted to $ 505,479 and $ 538,435, respectively, and is included in other non-current assets in the consolidated balance sheet.

h) Income tax and employees' profit sharing

Income tax and employees' profit sharing recorded in the year's results are based on criteria established in Bulletin D-4, "Accounting treatment of income tax, tax on asset and employees' profit sharing", issued by the Mexican Institute of Public Accountants. The method established in this bulletin for determining the basis for computing deferred income tax consists of comparing accounting and fiscal values of assets and liabilities. The current income tax rate is applied to the resulting temporary differences at the time it is estimated that these will be recovered or paid, and are recognized as a deferred asset or liability. Asset tax incurred and recoverable from previous years represents a prepayment of income tax. Calculations of employees' profit sharing that are assumed to cause a benefit or that will be paid in the future must be recognized as deferred assets or liabilities.

Grupo Continental, S.A. determines income tax for the year based on the consolidated fiscal result. (See Note 12)

i) Pension plans and seniority premiums

Employees are entitled to seniority premiums upon completion of employment 15 years of service. These premiums are recognized as a cost from the first year of seniority through recording a provision determined by an actuarial computation.

The majority of Company subsidiaries provide pension plans that cover non-union employees. These pension plans cover eligible employees with at least 10 years of service and who are 60 years of age, and remains in effect at least for ten years, and until the death of the employee. The amount of payment under the pension benefit is based on the average net salary for the last 12 months of service, and is reduced by the amount of payment of the benefits received by the employee from the Mexican Institute of Social Security. The subsidiaries make annual contributions to the irrevocable trust

based on actuarial estimations. Contributions to the pension funds amounted to $ 78.1 million and $ 65.1 million in 2002 and 2001, respectively.

Two subsidiaries provide benefit pension plans covering union employees with at least 25 years of uninterrupted service and who are at least 60 years of age. The amount of payment equals 50% of the salary at the date of retirement.

The cost of seniority premiums and the pension plans is calculated on an actuarial basis, as established in Bulletin D-3 "Labor Obligations", issued by the Mexican Institute of Public Accountants. This bulletin requires recording a net cost or income for each year, as well as recognizing liabilities and assets. The only acceptable method is actuarial calculation based on the service completed, with projected salaries. (See Note 9)

Other compensations based on length of service and to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Labor Law, are charged to results in the year in which they become payable.

j) Transactions in U.S. dollars

Transactions in U.S. dollars are recorded at the exchange rate prevailing on the date the transaction is entered into. Assets and liabilities denominated in foreign currency are stated in Mexican pesos at the date of the balance sheet. Exchange gains or losses are included in results of operations. (See Note 4)

k) Restatement of shareholders' equity

Items comprising shareholders' equity are restated by applying factors derived from Mexico's NCPI to historical amounts. The restated figures represent the shareholders' investment in Mexican pesos with purchasing power at the date of the balance sheet.

The surplus or deficit from restatement of shareholders' equity represents the degree to which the Company has succeeded in preserving the purchasing power of shareholder contributions, and the results obtained. This concept is represented principally by the result of holding non-monetary assets and its corresponding effect on results when the assets are consumed. This is determined by comparing replacement values of non-monetary assets with the values derived from the Mexican NCPI.

l) Comprehensive income

"Comprehensive income" represents the performance of the Company during the years presented. This item is represented by net income and the effect of holding non-monetary assets and of deferred income tax, that in accordance with applicable accounting principles should be recorded in shareholders' equity.

m) Result from monetary position

Result from monetary position represents the effects of inflation, as measured by changes in the Mexican NCPI, on the company's net monetary assets and liabilities at the beginning of each month. This result is charged or credited comprehensively to the results and forms part of the comprehensive cost of financing. During the year ended December 31, 2002 and 2001, monetary assets exceeded monetary liabilities and consequently a monetary loss was recorded on the company's consolidated statement of income. (See annex 7)

n) Advertising and promotional expenses

During the periods covered by these financial statements, pursuant to annual cooperative marketing budgets, The Coca-Cola Company has made co-payments equal to approximately half of the cost of certain advertising and promotional programs, including the cost of bottles and cases introduced into the market at no cost to the Company's customers. The Company, together with other Mexican Coca-Cola bottlers, has made co-payments in connection with national advertising campaigns based on the population of their respective territories, equal to approximately half of the cost of such campaigns. The advertising and promotional expenses reflect the portion of such costs applicable to the Company. Funds expended by the Company on behalf of The Coca-Cola Company's portion of such expenses, are recorded as accounts receivable and accordingly, have no effect on the results. The Coca-Cola Company generally pays such receivables within an average of 60 days.

o) Income per share

Income per share is calculated by dividing majority net income, by the weighted average shares outstanding during each year presented. During 2002 and 2001, the Company repurchased and placed its own stock. (See Note 10)

p) Financial information by segment

As mentioned in Note 1, Grupo Continental, S.A. is the holding company of 17 bottling companies of Coca-Cola products operating in seven states in Mexico. The operational risk and yield conditions for each of the bottlers in the various territories are similar, because the products are the same, as are the production processes, the type of customers, the distribution methods and the regulatory environment in which each of the plants operate. They also operating in identical economic and political circumstances, and risk variables such as inflation, interest rate volatility, unemployment, political stability, etc. are equally applicable to all of them.

For the reasons mentioned above, it is not considered necessary to report the segment financial information mentioned in International Accounting Standard No. 14 - Financial Information by Segment, because its objective is evaluating risks and yields of the Company as a whole.

4.- ASSETS AND LIABILITIES IN U.S. DOLLARS

At December 31, 2002, the Company and its subsidiaries had U.S. dollar assets and liabilities amounting to U.S. 141.9 million and 0.8 million, respectively. Such amounts are reflected in the consolidated balance sheet at the Mexican peso equivalent of 10.36 pesos per one U.S. dollar.

In the years ended December 31, 2002 and 2001, transactions in U.S. dollars included acquisition of machinery and equipment amounting to U.S. 5.3 million and U.S. 6.5 million, respectively.

On January 20, 2003, the date of issuance of the financial statements, the exchange rate was 10.59 Mexican pesos per one U.S. dollar.

5.- INVENTORIES

	December 31, 2002	December 31, 2001
Finished goods	$ 104,806	$ 104,988
Refrigerators	5,115	4,202
Product in process	5,560	5,798
Raw materials	105,727	98,521
General warehouse	9,914	12,438
Spare parts and tools	102,535	101,382
Cases and bottles	422,478	371,413
Merchandise in transit	59,998	94,188
Advance payments to suppliers	419	278
	$ 816,552	$ 793,208

6.- INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES

On November 1, 2001, the Company sold 100% of the shares of its subsidiary, Productos Industriales Potosi, S.A. de C.V. The gain obtained from the sale of this subsidiary, net of income tax, amounted to $ 27,782 and is presented in the consolidated and individual income statement as a discontinued item. The consolidated income statement includes the transactions of Productos Industriales Potosi, S.A. de C.V. for the ten-month period ending October 31, 2001.

In a General Shareholders' Assembly of Promotora Industrial Azucarera, S.A. de C.V. (PIASA) held on April 23, 2001, the shareholders decided to reduce the capital stock, canceling 5,229,396 shares of the 31,149,377 that represented the total of the capital stock. With the exception of Grupo Continental, S.A., all the shareholders' of PIASA decided to renounce their rights to reimbursement. As a consequence, the Company reduced its equity interest from 57.56 % to 49%. This reimbursement was computed with the amounts of the PIASA

shareholders' equity at December 31, 2000, which amounted to $ 229,309 ($ 253,054 in Mexican pesos with purchasing power as of December 31, 2002). From this amount, $ 80,000 was paid in November 2001 and $ 149,309 in November 2002. At December 31, 2001, this amount is included in the concept of other current assets debtors in the consolidated balance sheet. The main activity of PIASA and its subsidiaries is the production and sale of sugar.

As a consequence, the consolidated financial statements of Grupo Continental, S.A. as of December 31, 2000, included the financial statements of PIASA. Effective 2001, this investment is valued by applying the equity method.

7.- PROPERTY, PLANT AND EQUIPMENT. See Note 4.

At December 31, 2002 industrial equipment includes a comprehensive cost of financing capitalized at $ 40,694.

8.- SUPPLIERS

At December 31, 2002 and 2001, the balance of suppliers included $ 134,362 and $ 148,879, respectively, in favor of The Coca-Cola Company, from the purchase of concentrate. These amounts are due in 30 days and bear interest at the rate of two points below the TIIE.

Accounts payable to suppliers at December 31, 2002 and 2001 included $ 72,652, and $ 104,967, respectively, of accounts payable to associated companies from the purchases of sugar and canned beverages.

9.- PENSION PLANS AND SENIORITY PREMIUMS. See Note 3-i.

10.- SHAREHOLDERS' EQUITY

The capital stock of the Company is represented by 750,000,000 common shares, with a par value of two Mexican cents each, fully subscribed and paid.

Retained earnings, including those capitalized, are subject to taxes if they are paid in cash, except when they are paid from "net fiscal profit account" or "CUFIN". Also, the reimbursements of capital that proportionally exceed the contributed capital account (CUCA), are considered dividends and subject to tax. (See Note 12)

Dividends paid during 2002 and 2001 were as follow:

	2002	2001
Dividends paid (thousands of pesos)	$ 583,317	$ 407,175
Shares issued (thousands)	750,000	750,000
Dividend per share (in pesos)	0.778	0.543
Dividend per share (in pesos)	0.750	0.500

The net income of the Company and of each subsidiary is subject to the legal requirement of appropriating 5% thereof to increase the legal reserve of the relevant Company until this reserve represents 20% of the company's capital stock. As of December 31, 2002, the Company's legal reserve stood at 3 million nominal Mexican pesos, representing 20% of the value of the nominal capital stock of the Company. The legal reserve is not available for distribution in cash, but can be capitalized, and is included in retained earnings.

During 2002 and 2001 the Company acquired and sold its own stock, resulting in an additional premium on placement of shares of $ 320 and $ 1,586, respectively. At December 31, 2002 and 2001 the Company held stock in treasury of $ 338 and $ 18,791, respectively (20,000 shares in 2002 and 1,286,800 in 2001). The deadline for placing these shares is December 2003. At December 31, 2002 and 2001, retained earnings included $ 149,662 and $ 132,726, respectively, of reserve for repurchasing stock ($ 231,635 and $ 213,131, respectively, at pesos with purchasing power at December 31, 2002). At December 31, 2002, the market value per share was 17.00 Mexican pesos.

11.- MINORITY INTEREST

As mentioned in Note 2, the Company owns practically 100% of the capital stock of its subsidiaries, and 51% of Servicios Ejecutivos Continental, S.A. The minority interest represents the equity in this subsidiary owned by minority shareholders, and it is shown in the consolidated balance sheet after the majority shareholders' equity. The consolidated statement of income shows the consolidated net income and majority and minority portions are shown after the consolidated net income.

12.- INCOME TAX, TAX ON ASSETS AND CONSOLIDATION FOR TAX PURPOSES

The Company is subject to income and asset taxes. Income tax is computed by taking into consideration effects of inflation for tax purposes. Income tax is calculated in terms of Mexican pesos when the transaction occurred and not in terms of Mexican pesos with purchasing power at the end of the period. The Company has approval from the Ministry of Finance to file consolidated income tax and asset tax returns.

In accordance with the Mexico's current Income Tax Law, until December 31, 2001 the corporate rate of income tax was 35%. However, the companies had the option to compute the income tax at the rate of 30% on the "reinvested fiscal profit" (UFIRE), and pay the difference between the rate of 35% and 30% when dividends are distributed. At December 31, 2002, the differences amounted to $ 105,345 and $ 25,485, respectively, and are shown as long-term liability in the consolidated and individual balance sheets, respectively.

As the Company and its subsidiaries opted to defer income tax, they must establish accounting records of the "net reinvested fiscal profit" (CUFINRE), which will be reduced with the dividends paid. The amount of CUFIN will be

reduced by dividends paid, after the CUFINRE has been exhausted. At December 31, 2002 the consolidated amounts of CUFIN and CUFINRE were $ 2,783,912 and $ 310,733, respectively, and the CUCA amounted to $ 515,670.

In accordance with the amendments of Mexico's Income Tax Law effective January 1, 2002, the applicable income tax rate will be 34% in 2003, 33% in 2004 and 32 % in 2005 and beyond. In 2001 and 2002 the rate was 35%.

The tax on assets is computed at an annual rate of 1.8% of the value of assets less certain liabilities. This tax is paid only to the extent that it exceeds the income tax for the year. Any required payment of asset tax can be restated and carried forward and credited toward the excess of income tax over assets tax in the following ten years.

As mentioned in Note 3-h, the income tax rate that applies to temporary differences is the expected rate that which will be in effect at the time the deferred tax assets and liabilities recovered or paid. Due to the changes in the income tax rates mentioned above, the Company adjusted its deferred income tax liability for 2002.

The amount of $ 12,829 from deferred income tax corresponding to 2002, was charged to the deficit from restatement of shareholders' equity, included in the comprehensive income ($ 8,733 in 2001).

13.- CONTINGENCIES AND COMMITMENTS

a) During 2000, Pepsico and other bottlers for alleged monopolistic practices sued most of the bottling subsidiaries of the Company, in Mexico's Federal Competition Commission (CFC). The CFC issued a decision of presumed liability and ordered the suspension of signed exclusive contracts as well as prohibiting any such future agreements.

The sued bottling companies filed for injunctive relief against Commission's ruling and obtained a favorable resolution from authorities in seven cases. Later, the CFC began a new investigation against six of these bottlers. A decision as to whether they are presumptively guilty and whether the CFC will open a new proceeding, or whether the case will be closed, are pending.

The bottlers that continued the proceeding against the CFC lost and filed for an injunction. This is still pending.

In the opinion of the Company's principal executives and their legal advisers, the sued companies follow no monopolistic policies, given their share of 35.6% in the carbonated, non carbonated, purified water, juice drinks, dairy, juices and nonalcoholic prepared beverages market. They believe that the final decisions will fall in favor of the defendants. Even if it doesn't, the effects do not include economic sanctions.

b) Effective November 1998, Servicios Ejecutivos Continental, S. A., a subsidiary of the Company, signed a lease on an airplane so it could provide air transportation. The main conditions established in this contract are the following:

· The term of the lease is 120 months, ending in October 2008. The minimum monthly rent is U.S. 261,819, net of the taxes. Grupo Continental, S. A. is the guarantor of this contract.

· The Company is obligated to insure the plane for a decreasing amount of not less than 110% of the approximate value of the airplane, and to pay all the expenses relative to its operation.

14.- RELATED PARTIES TRANSACTIONS

The Company regularly engages in transactions with The Coca-Cola Company and its associated companies. At December 31, 2002, The Coca-Cola Company indirectly owned 21% of the outstanding shares of the Company. The Company purchases canned Coca-Cola products from Industria Envasadora de Queretaro, S.A. de C.V., in which the Company holds 17% of the capital stock. The Company purchases sugar from Promotora Industrial Azucarera, S. A. de C.V., in which the Company holds 49% of the capital stock.

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	BOTTLING PLANT	149,999	99.99	8,422	129,277
2 EMBOTELLADORA AMECA, S.A. DE C.V.	BOTTLING PLANT	49,999	99.99	164	126,088
3 EMBOTELLADORA DE COAHUILA, S.A. DE C.V.	BOTTLING PLANT	149,999	99.99	14,026	126,662
4 EMBOTELLADORA GOMEZ PALACIO, S.A. DE C.V.	BOTTLING PLANT	499,999	99.99	4,494	117,087
5 EMBOTELLADORA GUADIANA, S.A. DE C.V.	BOTTLING PLANT	119,999	99.99	7,723	123,872
6 EMBOTELLADORA GUADALUPE VICTORIA, S.A. DE C.V.	BOTTLING PLANT	17,499,999	99.99	19,673	132,630
7 EMBOTELLADORA LA BUFA, S.A. DE C.V.	BOTTLING PLANT	12,999,999	99.99	15,639	147,644
8 EMBOTELLADORA LA FAVORITA, S.A. DE C.V.	BOTTLING PLANT	5,299,999	99.99	11,746	577,154
9 EMBOTELLADORA LAGUNERA, S.A. DE C.V.	BOTTLING PLANT	1,904,999	99.99	5,571	153,015
10 EMBOTELLADORA LAS TROJES, S.A. DE C.V.	BOTTLING PLANT	13,637,027	99.99	16,508	182,878
11 EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	BOTTLING PLANT	349,999	99.99	5,676	156,720
12 EMBOTELLADORA RIO VERDE, S.A. DE C.V.	BOTTLING PLANT	49,999	99.99	1,410	38,044
13 EMBOTELLADORA SAN LUIS, S.A. DE C.V.	BOTTLING PLANT	99,999	99.99	8,712	165,233
14 EMBOTELLADORA TANGAMANGA, S.A. DE C.V.	BOTTLING PLANT	50,409,118	99.99	18,536	202,922
15 EMBOTELLADORA FRESNILLO, S.A. DE C.V.	BOTTLING PLANT	849,999	99.99	3,176	111,441
16 EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	BOTTLING PLANT	18,999,999	99.99	22,038	271,613
17 EMBOTELLADORA DE TECOMAN, S.A. DE C.V.	BOTTLING PLANT	33,391,749	99.99	159,791	184,936
18 INMOBILIARIA FAVORITA, S.A. DE C.V.	REAL STATE COMPANY	18,290,060	99.99	23,969	511,874
19 FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	REAL STATE COMPANY	17,203,089	99.99	14,315	141,110
20 CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CHEMISTRY FACTORY	499,999	99.99	846	26,712
21 FOMENTO DURANGO, S.A. DE C.V.	REAL STATE COMPANY	2,108,017	99.99	568	96,119
22 FOMENTO MAYRAN, S.A. DE C.V.	REAL STATE COMPANY	2,130,817	99.99	1,033	79,059
23 FOMENTO POTOSINO, S.A. DE C.V.	REAL STATE COMPANY	49,999	99.99	475	22,946
24 FOMENTO RIO NAZAS, S.A. DE C.V.	REAL STATE COMPANY	49,999	99.99	1,315	40,877
25 FOMENTO SAN LUIS, S.A. DE C.V.	REAL STATE COMPANY	52,370,655	99.99	50,853	128,475

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
26 FOMENTO ZACATECANO, S.A. DE C.V.	REAL STATE COMPANY	7,559,999	99.99	10,024	91,399
27 GROSSMAN Y ASOCIADOS, S.A. DE C.V.	REAL STATE COMPANY	109,999	99.99	2,281	122,288
28 MERCADOTECNIA DE OCCIDENTE, S.A. DE C.V.	ADVERTISING AGENCY	5,782,061	99.99	6,027	47,716
29 SOCIEDAD INDUSTRIAL, S.A. DE C.V.	SERVICES COMPANY	77,789,998	99.99	76,442	414,490
30 SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	SERVICES COMPANY	5,304,000	51.00	2,728	2,806
31 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**514,181**	**4,673,087**
ASSOCIATEDS					
1 INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	SOFT DRINK CANNER	84,609	16.92	8,670	58,172
2 ANDAMIOS ATLAS, S.A. DE C.V.	SCAFFOLD COMPANY	1,065,139	26.01	6,524	45,071
3 PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	HOLDING COMPANY	12,700,791	49.00	65,075	673,732
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**80,269**	**776,975**
OTHER PERMANENT INVESTMENTS					**34,354**
TOTAL					**5,484,416**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE COD **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	364,829	41,305	323,524	1,258,253	467,904	1,113,873
MACHINERY	757,499	250,648	506,851	1,413,223	964,900	955,174
TRANSPORT EQUIPMENT	733,814	222,660	511,154	780,812	610,886	681,080
OFFICE EQUIPMENT	24,363	9,186	15,177	33,319	29,041	19,455
COMPUTER EQUIPMENT	68,825	35,622	33,203	22,319	18,864	36,658
OTHER	215,189	115,231	99,958	137,946	91,926	145,978
DEPRECIABLES TOTAL	**2,164,519**	**674,652**	**1,489,867**	**3,645,872**	**2,183,521**	**2,952,218**
NOT DEPRECIATION ASSETS						
GROUNDS	147,900	0	147,900	498,835	0	646,735
CONSTRUCTIONS IN PROCESS	90,699	0	90,699	242	0	90,941
OTHER	80,684	0	80,684	5,362	0	86,046
NOT DEPRECIABLE TOTAL	**319,283**	**0**	**319,283**	**504,439**	**0**	**823,722**
TOTAL	**2,483,802**	**674,652**	**1,809,150**	**4,150,311**	**2,183,521**	**3,775,940**

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
EQUIPMENT/BANORTE		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
INVENTORIES/INTERNATIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
EQUIPMENT/INTERNATIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
INVENTORIES/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
EQUIPMENT/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
MISCELLANEOS	31/12/2003	0.00	311,738	0	0	1,560	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			311,738	0	0	1,560	0	0	0	0	0	0	0	0	0	0
MISCELLANEOS	31/12/2003	0.00	259,373	0	0	6,679	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			259,373	0	0	6,679	0	0	0	0	0	0	0	0	0	0
			571,111	0	0	8,239	0	0	0	0	0	0	0	0	0	0

NOTES

82-4211

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	50	488	0	0	488
OTHER	0	0	0	0	0
TOTAL	**50**	**488**			**488**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	4,140	39,586	1,176	12,162	51,748
OTHER	5,411	54,860	0	0	54,860
TOTAL	**9,551**	**94,446**	**1,176**	**12,162**	**106,608**
NET BALANCE	**(9,501)**	**(93,958)**	**(1,176)**	**(12,162)**	**(106,120)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**141,944**	**1,470,722**	0	0	**1,470,722**
LIABILITIES POSITION	**795**	**8,239**			**8,239**
SHORT TERM LIABILITIES POSITION	795	8,239	0	0	8,239
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**141,149**	**1,462,483**			**1,462,483**

NOTES

THE EXCHANGE RATE ON THE INFORMATION DATE IS $10.3613 MEXICAN PESOS PER ONE U.S. DOLLAR PUBLISCHED BY BANCO DE MEXICO IN THE "DIARIO OFICIAL DE LA FEDERACION" THE LAST WORKING DAY OF THE REPORTED MONTH.

(1) EXPENSES IN OTHER CURRENCY:
THE EXCHANGE RATE FOR THE 1,393 EUROS IS $7.980 MEXICAN PESOS PER ONE EURO, FOR THE 6 SWISS FRANCS IS $6.4415 MEXICAN PESOS PER SWISS FRANC.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,229,999	917,715	(1,312,284)	0.92	(12,114)
FEBRUARY	2,353,117	863,911	(1,489,206)	0.06	958
MARCH	2,429,570	880,108	(1,549,462)	0.51	(7,925)
APRIL	2,555,235	909,748	(1,645,487)	0.55	(8,989)
MAY	2,730,168	1,505,981	(1,224,187)	0.20	(2,482)
JUNE	2,190,319	848,992	(1,341,327)	0.48	(6,540)
JULY	2,309,692	839,812	(1,469,880)	0.28	(4,219)
AUGUST	2,374,016	824,770	(1,549,246)	0.38	(5,890)
SEPTEMBER	2,565,415	893,410	(1,672,005)	0.60	(10,057)
OCTOBER	2,619,925	865,718	1,754,207	0.44	(7,732)
NOVEMBER	2,727,897	926,737	1,801,160	0.80	(14,567)
DECEMBER	2,690,339	848,532	1,841,807	0.43	(8,017)
ACTUALIZATION:	0	0	0	0.00	(2,060)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(89,634)**

NOTES

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
=== N O T A P P L Y ===

ACTUAL SITUATION OF FINANCIAL LIMITED
=== N O T A P P L Y ===

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ZONA OCCIDENTE	BOTTLING PLANT	46,335	61
ZONA CENTRO	BOTTLING PLANT	32,569	58
ZONA NORTE	BOTTLING PLANT	23,607	63
TOTAL GRUPO	BOTTLING PLANT	102,511	60
CONCENTRADOS IND., SA DE CV	CHEMISTRY FACTORY	526	50

NOTES

-THE INSTALLED CAPACITY PRESENTED IS QUARTERLY.
-THE INSTALLED CAPACITY ANNUAL ASCEND TO 410 MILLIONS UNIT CASES.
-THE READY TO DRINK NON ALCOHOLIC BEVERAGES INSTALLED CAPACITY IS SHOWED IN THOUSANDS UNIT CASES (ONE CASE IS COMPRISED OF 24 236.560 ML. BOTTLERS).
-THE INSTALLED CAPACITY BY CONCENTRADOS INDUSTRIALES IS SHOWED IN THOUSANDS OF LITERS PER QUARTER.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CONCENTRATE	COCA-COLA DE MEXICO			SI	35.69
SUGAR	P.I.A.S.A. (ASOCIADA)			SI	20.68
ONE WAY PACKAGE	VITRO, S. A.			SI	17.23
BOTTLE CAP	TAPON CORONA D GUADALAJARA SA CROWN CORK DE MEXICO, SA TAPAS INNOVATIVAS, SA DE CV			SI	3.60

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
READY TO DRINK NON ALCOHOLIC BEVERAGES (NARTD)	332,334	4,215,076	337,059	9,749,646	35.60	COCA-COLA, COCA-COLA LIGHT, FANTA, SPRITE, FRESCA, LIFT, DELAWARE, SPRITE LIGHT, SENZAO, POWERade, QUATRO, MICKEY AVENTURAS, NESTEA, BEAT, CIEL	RETAILER
OTHERS				10,833		DIVERSAS	SUNDRY
TOTAL		4,215,076		9,760,479			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
CHEMISTRY ANALYSIS SERVICES				488	COSTA RICA	COINSA	SUNDRY
TOTAL				488			

NOTES

THE FOLLOWING OBSERVATIONS ARE FOR NATIONAL SALES.

-THE PRODUCTION VOLUME AND SALES OF THE MAIN SOFT DRINK PRODUCTS ARE DETERMINED IN THOUSANDS UNIT CASES (ONE CASE IS COMPRISED OF 24 236.560 ML. BOTTLERS)
-THE WATER JUG HAS A 20 LITER CAPACITY.
-THE SALE IN THE READY TO DRINK NON ALCOHOLIC BEVERAGES MARKET IS ESTIMATED FOR US.

82-4211

STOCK EXCHANGE CO CONTAL

GRUPO CONTINENTAL, S.A.

QUARTER: 4 YEAR: 2002

82-4211

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001**	1,926,086
Number of shares Outstanding at the Date of the NFEA: (Units)	750,000,000

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
II	0	0.00	18/04/2002	732.00
III	0	0.00	17/05/2002	36,750.00
II	0	0.00	14/08/2002	732.00
III	0	0.00	12/09/2002	171.00
III	0	0.00	17/09/2002	36,750.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS	1,257,460
- DETERMINED INCOME	440,111
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	116,271
- DETERMINED RFE	0
- NON DEDUCTABLES	27,229
NFE OF PERIOD :	673,849

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2002	2,783,912
Number of shares Outstanding at the Date of the NFEA: (Units)	750,000,000

STOCK EXCHANGE CO **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **1** YEAR: **1997**

82-4211

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE CO CONTAL QUARTER: 4 YEAR: 2002

RAZON SOCIAL: **GRUPO CONTINENTAL, S.A.**

82-4211

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** 843,765

Number of Shares Outstanding at the Date of the NFEAR: 750,000,000
(Units)

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
II	N/A	0.00	31/05/2002	560,922.00
II	N/A	0.00	30/06/2002	31.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR): -	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2002 310,733

Number of shares Outstanding at the Date of the NFEAR 750,000,000
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR 0
(Units)

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*	0.02000	0	749,980,000			749,980,000	15,000	
TOTAL			**749,980,000**	**0**	**0**	**749,980,000**	**15,000**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
749,980,000
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
*	20,000	14.27000	17.00000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **31 OF DECEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. MARCOS AGUILAR ROMO
SECRETARIO DEL CONSEJO DE ADMINISTRACION

C.P. CARLOS VALDES GOVEA
CONSEJERO

TAMPICO, TAMP, AT MARCH 10 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

82-4211

CLAVE DE COTIZACION: CONTAL FECHA: 10/03/200 12:21

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO CONTINENTAL, S.A.
DO MICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	info@contal.com
DIRECCION DE INTERNET	www.contal.com

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GCO7901128N8
DOMICILIO	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP

RESPONSABLE DE PAGO

NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	- CYNTHIA H. GROSSMAN -
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 213-37-21
FAX:	01-833 217-02-95 Y 01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	PRESIDENTE EJECUTIVO
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP

82-4211

CLAVE DE COTIZACION: CONTAL FECHA: 10/03/200 12:21

TELEFONO: 01-833 241-25-00
FAX: 01-833 241-25-77
E-MAIL: maguilar@contal.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: VICEPRESIDENTE EJECUTIVO
NOMBRE: - MIGUEL ANGEL RABAGO VITE
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP
TELEFONO: 01-833 241-25-14
FAX: 01-833 241-25-77
E-MAIL: mrabago@contal.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: PRESIDENTE EJECUTIVO
NOMBRE: - MARCOS AGUILAR ROMO
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP
TELEFONO: 01-833 241-25-00
FAX: 01-833 241-25-77
E-MAIL: maguilar@contal.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: VICEPRESIDENTE EJECUTIVO
NOMBRE: - CARLOS VALDES GOVEA
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP
TELEFONO: 01-833 241-25-00
FAX: 01-833 241-25-77
E-MAIL: cvaldes@contal.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR DE ASUNTOS JURIDICOS
NOMBRE: - ROBERTO MARTINEZ GARZA
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP
TELEFONO: 01-833 241-25-00
FAX: 01-833 241-25-77
E-MAIL: rmartinez@contal.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE EJECUTIVO
NOMBRE: - MARCOS AGUILAR ROMO

82-4211

CLAVE DE COTIZACION: CONTAL FECHA: 10/03/200 12:21

DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO APLICA
NOMBRE:	N.A. NO APLICA NO APLICA NO APLICA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
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PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	VICEPRESIDENTE EJECUTIVO
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
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PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	PRESIDENTE EJECUTIVO
NOMBRE:	- MARCOS AGUILAR ROMO
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COLONIA:	SMITH
C. POSTAL:	89140
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TELEFONO:	01-833 241-25-00
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PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE EJECUTIVO
NOMBRE:	- CARLOS VALDES GOVEA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
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FAX:	01-833 241-25-77
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